Exhibit 4

DHT Holdings, Inc. - Extension of Offer Period for Saga Tankers ASA

Not for public distribution, directly or indirectly, in or into Canada, Australia, Japan or South Africa.

ST. HELIER, Channel Islands & OSLO, Norway, Jul 21, 2011 (BUSINESS WIRE) --

Reference is made to the offer document dated 5 July 2010 (the “Offer Document”) from DHT Holdings, Inc. (“DHT”) regarding the voluntary exchange offer (the “Offer”) for all of the issued and outstanding shares of Saga Tankers ASA (“Saga Tankers”). Reference is further made to the offer document supplement dated 14 July 2011 (the “Offer Document Supplement”) and previous announcements issued in connection with the Offer.

DHT has per 21 July 2011 at 08:30 am CET received acceptances for approximately 73 million shares, equaling approximately 84 % of the total share capital in Saga Tankers, which is below the 95 % acceptance level condition. Please note that this number of acceptances may be subject to change due to possible corrections and changes following registration with the VPS.

DHT has decided to extend the Offer Period until 28 July 2011 at 09:00 am CET pursuant to section 5.9 of the Offer Document.

As a consequence of the extension of the Offer Period, the settlement and issuance of the Consideration Shares as indicated in the Offer Document will be extended accordingly. The first day of trading of the Consideration Shares will be extended accordingly, and is expected, at the earliest, to take place on or about 10 August 2011.

For those shareholders who have not reviewed or accepted the Offer, the Offer Document, the Offer Document Supplement and the Acceptance Form are available at www.carnegie.no.

The terms and conditions set out in the Offer Document and the Offer Document Supplement remain in place during the extended offer period.

This information is subject to the disclosure requirements according to section 5-12 of the Norwegian Securities Trading Act.

Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act. It is expected that the Offer will be subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended, and that the issuance of DHT shares in connection therewith will be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Rule 802 thereof. The Offer and the distribution of this announcement and other information in connection with the Offer may be restricted by law in certain jurisdictions. DHT assumes no responsibility in the event there is a violation by any person of such restrictions. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions.

DHT Holdings, Inc.

Svein Moxnes Harfjeld, CEO, + 47 4140 4886
smh@dhtankers.com
or
Trygve P. Munthe, President, + 47 9135 0025
tpm@dhtankers.com
or
Eirik Ubøe, CFO, + 47 4129 2712
eu@dhtankers.com